UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
(Amendment No. 1)
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: August 13, 2009
Babcock & Brown Air Limited
(Exact Name of registrant as specified in its charter)
West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

This Amendment No. 1 on Form 6-K/A (this “Amendment No. 1”) amends the Form 6-K of Babcock & Brown Air Limited (the “Company”), which was filed with the Securities and Exchange Commission on August 7, 2009 (the “Original Form 6-K”). The Company is filing this Amendment No. 1 solely to amend and restate in its entirety Part II, Item 4 of Exhibit 99.1 as follows:
“Item 4. Submission of Matters to a Vote of Security Holders
At the Annual General Meeting of the holders (“Shareholders”) of the common shares of the Company held on May 11, 2009, two items were voted upon and approved by the Shareholders:
1)	The election of each of the following directors to hold office until the next Annual General Meeting of the Company or otherwise pursuant to the Company’s bye-laws:

	Votes in Favor	Votes Against	Abstentions
Erik G. Braathen	12,997,352	255,922	26,706
Sean Donlon	12,993,742	259,532	26,706
Joseph M. Donovan	13,056,353	196,921	26,706
Susan M. Walton	13,007,471	244,740	27,769
The election of directors of the Company was determined in accordance with the Company’s bye-laws, which provide that the persons nominated for election as a director receiving the most votes (up to the number of directors to be elected) shall be elected as directors, not including the directors to be appointed by the Manager Shares pursuant to the bye-laws.
2)	The appointment of Ernst & Young LLP as the Company’s independent auditors and authorization for the Board of Directors of the Company to determine auditor’s remuneration.

Votes in Favor	Votes Against	Abstentions
13,091,628	142,542	45,810
The appointment of auditors and the authorization to the Board of Directors of the Company to determine the auditor’s remuneration is an ordinary resolution, approval of which required the affirmative vote of a majority of the votes cast at the Annual General Meeting.”
Other than as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 6-K. Among other things, forward-looking statements contained in the Original Form 6-K have not been revised to reflect events, results or developments that occurred or facts that became known to us after the original filing date, and such forward-looking statements should be read in their historical context.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babcock & Brown Air Limited (Registrant)
Date: August 13, 2009
	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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